Exhibit 99.2

ZenaTech Opens New Chapter of Growth Through Partnerships — Inviting Founder-Led Companies to Join Its Platform in Defense, Enterprise SaaS and AI Infrastructure

Company has identified profitable, revenue-generating companies intending to materially expand its consolidated revenue

Vancouver, British Columbia, (May 26, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces the next chapter of its growth strategy: a partnership program that invites established, founder-led companies to join the ZenaTech platform and grow alongside it. The acquisition program focuses on profitable, revenue-generating companies across ZenaTech’s core verticals — defense technology, enterprise SaaS, and related AI infrastructure.

ZenaTech has identified several appropriate companies and has entered into non-binding letters of intent and term sheets with select parties as discussions progress toward potential definitive acquisition partnership agreements. ZenaTech’s approach is collaborative and founder-friendly: it engages directly and confidentially with owners and teams that made each business successful, and structures every partnership so that founders and employees can continue building on a larger platform with greater resources behind them.

“For the past five years, we have deliberately built the ZenaTech operating platform — engineering, manufacturing, software development, and a global footprint — and we built it to be a home where strong companies can do their best work,” said Shaun Passley, Ph.D., ZenaTech CEO. “The founders we want to partner with have already created something valuable, and our role is to help them take it further. We are not looking to take companies apart; we are looking to give great teams a bigger platform, more resources, and access to customers they could not reach on their own. When a partnership is the right fit, we believe both the founders joining us and our shareholders benefit together.”

ZenaTech looks for partner companies that share the following characteristics:

•Profitable and revenue-generating — positive operating cashflow or a favorable, near-term path to profitability under ZenaTech ownership.

•Closely held — companies where ZenaTech can work directly and confidentially with founders and majority owners to shape a partnership that suits everyone involved.

•Strategic vertical fit — defense technology, enterprise SaaS, legacy to Drone as a Service automation, AI infrastructure, and adjacent verticals that integrate into the existing ZenaTech platform.

•Geographic and operational leverage — customer base, talent, or operational footprint that extends ZenaTech’s presence in priority markets across North America, Europe, and Asia-Pacific.

•Accretive to consolidated revenue — each company, individually or in combination, has the potential to have a meaningful and immediate consolidated revenue contribution.

•Operational and cultural fit — management teams whose values and standards complement ZenaTech’s, so that both organizations are stronger working together.

The current acquisition partnership chapter focuses on companies in the following sectors, each chosen for alignment with ZenaTech’s existing platform and revenue model:

•Defense technology and unmanned systems — companies whose products, contracts, or engineering capabilities extend ZenaTech’s ZenaDrone solutions, Zena AI, and counter-UAS portfolios.

•Enterprise SaaS and productivity software — companies whose recurring revenue, customer base, or technology adds value to ZenaTech’s broader enterprise software platform.

•AI infrastructure and applied AI — companies whose models, data assets, or vertical applications strengthen the Zena AI platform across defense and enterprise use cases.

•Drone as a Service automation — operators whose contracts and field operations expand ZenaTech’s drone powered land surveying, inspections, power washing, and manual/low tech or data-driven automation.

•Specialty manufacturing and supply chain — companies whose production, machining, electronics, or composites capabilities reinforce ZenaTech’s vertically integrated drone and defense manufacturing footprint.

Over the past five years, ZenaTech has invested in the engineering capacity, regulatory and integration infrastructure, manufacturing footprint, and global subsidiary base needed to be a strong long-term home for the companies it partners with. That foundation means a founder joining ZenaTech gains immediate access to resources, customers, and support that would take years to build independently — while their business continues to operate under leadership that knows it best.

Subject to the final negotiation of agreements, due diligence completion, and customary closing conditions, ZenaTech will provide updates when available in accordance with disclosure and regulatory requirements. Founders and owners interested in exploring a partnership are welcome to contact ZenaTech directly or email investors@zenatech.com; all conversations are treated as confidential and without obligation.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS consolidation strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.